Exhibit 99.3

LEGEND BIOTECH CORPORATION

(the “Company”)

P R O X Y

I/We                 of                 , the holder of                 ordinary shares1 in the Company, hereby appoint the Chairperson of the Annual General Meeting2 or                  of               as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Annual General Meeting of the Company to be held on the 24th day of September 2026, and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	PROPOSALS	FOR	AGAINST	ABSTAIN
1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025.
2.	To ratify the appointment of Ernst & Young LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2026.
3.	To re-elect Mr. Robin Meng, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years.
4.	To re-elect Dr. Corazon D. Sanders, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years.
5.	To re-elect Dr. Li Mao, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years.
6.	To re-elect Dr. Peter Salovey, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years.
7.	To approve an amendment and restatement of the Company’s 2020 Restricted Shares Plan to increase the aggregate number of ordinary shares reserved for issuance by 19,100,000 ordinary shares.
8.	To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Dated                             , 2026 Signature(s)4

1	Please insert the number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2	If any proxy other than the Chairperson of the Annual General Meeting is preferred, strike out the words “the Chairperson of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
3	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.
4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case if the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. In order to be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the offices of the Company located at 77 Corporate Drive, Bridgewater, New Jersey 08807, USA not less than 48 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof.